02 JUL 11 AM 12:01

BWT

BEST WATER TECHNOLOGY

www.bwt-group.com

BWT-Aktiengesellschaft
A-5310 Mondsee/Austria,
Walter-Simmer-Straße 4
Telefon +43/6232/5011-0, Telefax +43/6232/4058
E-Mail: office@bwt.at

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commis
450 Fifth Street, N.W.
Washington, D.C. 20548
U.S.A.

02042509

82-5221

Rule 12g3-2(b) File No. ~~82-5222~~

Mondsee, June 4th 2002

BWT AG
Rule 12g3-2(b) File No. 82-5222

SUPPL

The enclosed shareholder information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and the at neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Yours sincerely,

i.V. Sigrid Haslinger
Assistant to the Board

7/12

Enclosure/mentioned

BWT Aktiengesellschaft

5310 Mondsee, Walter-Simmer-Str. 4

Dividend Announcement

In the on May 29th 2002 held full general meeting the following dividend distribution for the Year 2001 has been agreed:

a) EUR 0,18 as well as a bonus of EUR 0,04 per share for the 16.500.000 pieces of ordinary shares with WPKN 073770
b) EUR 0,045 as well as a bonus of EUR 0,01 per Share as of 01.10.2001 dividend entitled 1.333.500 shares with WPKN 073772

If a tax exception to levy the tax for capital return is not foreseen, the dividend will be paid out minus 25% capital return tax, as of 10.06.2002 against withdrawal of the dividend note Nr. 12 (WPKN 073770) resp. through credit note (WPKN 073772) at the following payment office:

Creditanstalt AG, Wien
Bank Austria Aktiengesellschaft, Wien
Erste Bank der österreichischen Sparkassen AG, Wien

Trade ex dividend note Nr. 12 on Vienna Stock Exchange to be effected as of June 6th 2002.

Mondsee, May 2002

The board